Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Report on Form 20-F and, if not defined in the Form 20-F, in the Proxy Statement/Prospectus.

Introduction

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2020 combines the historical statement of financial position of Lilium GmbH and the historical statement of financial position of Qell on a pro forma basis as if the Business Combination and related transactions had been consummated on December 31, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 combines the historical statements of operations of Lilium GmbH and Qell for such period on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Business Combination and related transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to change as additional information becomes available and analyses are performed. This information should be read together with Lilium GmbH’s and Qell’s audited financial statements and related notes, as applicable, and the sections titled “Lilium GmbH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Qell’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Proxy Statement/Prospectus and other financial information incorporated herein by reference.

Description of the Business Combination

On September 14, 2021 (the “Closing Date”), Lilium closed the previously announced Business Combination pursuant to the Business Combination Agreement, dated as of March 30, 2021 by and among Qell, Lilium GmbH, Lilium, and Merger Sub.

On the Closing Date, (i) Qell converted the Qell Class A Ordinary Shares into a claim for corresponding equity in Merger Sub, with such claim then contributed to Lilium in exchange for one Class A Share of Lilium, (ii) the shareholders of Lilium GmbH exchanged their shares of Lilium GmbH for shares in the capital of Lilium, with all Lilium GmbH shareholders, but Daniel Wiegand, receiving Class A Shares in the share capital of Lilium, and Daniel Wiegand receiving Class B Shares of Lilium, and (iii) each outstanding warrant to purchase a Qell Class A Ordinary Share was converted into a warrant to purchase one Lilium Class A Share.

On March 30, 2021, concurrently with the execution of the Business Combination Agreement, Qell and Lilium entered into Subscription Agreements with certain PIPE Investors, pursuant to which the PIPE Investors agreed to subscribe for and purchase, and Lilium agreed to issue and sell to such PIPE Investors, an aggregate of 45,000,000 Class A Shares at a price of $10.00 per share, for gross proceeds of $450,000,000 on the Closing Date. The PIPE Financing closed concurrently with the Business Combination.

Accounting Treatment

The Business Combination will be accounted for as a capital reorganization. Under this method of accounting, Qell is treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is treated as the equivalent of Lilium GmbH issuing shares at the closing of the Business Combination for the net assets of Qell as of the closing date, accompanied by a recapitalization. The net assets of Qell is stated at historical cost, with no goodwill or other intangible assets recorded.

Lilium GmbH has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	Lilium GmbH’s shareholders have the largest voting interest in Lilium with approximately 80% of the voting interest;

•	Lilium GmbH has nominated the majority of the members on the board of directors of the post-combination company;

•	Lilium GmbH’s senior management is the senior management of the post-combination company;

•	The business of Lilium GmbH comprises the ongoing operations of Lilium; and

•	Lilium GmbH is the larger entity, in terms of substantive operations and employee base.

The Business Combination, which is not within the scope of IFRS 3 since Qell does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Any excess of fair value of Lilium shares issued over the fair value of Qell’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Basis of Pro Forma Presentation

Pursuant to Qell’s existing charter, Qell’s public shareholders were offered the opportunity to redeem, upon closing of the Business Combination, Qell Class A Ordinary Shares held by them for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account. The unaudited pro forma condensed combined financial statements reflect the actual redemption of 24,527,594 shares of Qell Class A Ordinary Shares at $10.00 per share.

The following summarizes the number of Lilium ordinary shares outstanding at Closing Date:

	Ownership in shares	Equity %	Voting %
Lilium GmbH shareholders (1)	219,202,016	77%	80%
Qell public shareholders	13,422,406	5%	4%
Qell sponsor (2)	7,658,555	2%	2%
PIPE Investors	45,000,000	16%	14%
Total Ordinary Shares	285,282,977	100%	100%

(1)	Includes 1,172,918 Lilium Class A Shares to be issued to certain Lilium GmbH Executives in connection with the consummation of the Business Combination.
(2)	Includes 3,063,422 of Lilium Class A Shares acquired by the Sponsor in connection with the Merger, which Sponsor has agreed to subject to certain time and performance vesting provisions.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
As of December 31, 2020
(In thousands)

	As of December 31, 2020					As of December 31, 2020
	Lilium (IFRS, Historical)	Qell (US GAAP, Restated, As Converted)	IFRS Policy and Presentation Alignment (Note 2)	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS:
Intangible assets	€1,372	€-	€-	€-		€1,372
Property, plant and equipment	22,715	-	-	-		22,715
Financial assets	2,112	-	-	-		2,112
Non-financial assets	153	-	-	-		153
Investments held in Trust Account	-	310,723	-	(200,867)	A	-
				(109,856)	B
Non-current assets	26,352	310,723	-	(310,723)		26,352

Other financial assets	50,676	-	-	-		50,676
Non-financial assets	5,774	-	422	-		6,196
Cash and cash equivalents	102,144	1,657	-	109,856	B	516,975
				368,369	C
				(10,873)	D
				(54,178)	E
Prepaid expenses	-	422	(422)	-		-
Current assets	158,594	2,079	-	413,174		573,847

TOTAL ASSETS	€184,946	€312,802	€-	€102,451		€600,199

EQUITY AND LIABILITIES
Subscribed capital	€69	€-	€-	€5,400	C	€40,093
				141	F
				2,530	K
				31,953	L
Share premium	253,815	-	32,740	362,969	C	771,807
				(6,771)	E
				8,880	F
				(28,407)	G
				96,793	H
				(18,857)	I
				0	J
				(2,528)	K
				(31,953)	L
				105,126	M
Class A ordinary shares	-	1	-	(1)	G	-
				1	H
				(1)	K
Class B ordinary shares	-	1	-	0	J	-
				(1)	K
Other capital reserves	110,055	-	-	-		110,055
Additional paid-in capital	-	32,740	(32,740)	-		-
Accumulated loss	(306,098)	(28,648)	-	(47,810)	E	(449,438)
				(9,021)	F
				28,408	G
				18,857	I
				(105,126)	M
Accumulated other comprehensive loss	(119)	-	-	-		(119)
Equity	57,722	4,094	-	410,582		472,398

COMMITMENTS AND CONTINGENCIES
Class A ordinary shares subject to redemption	-	247,321	(247,321)	-		-

LIABILITIES:

Other financial liabilities	27	-	-	-		27
Lease liabilities	9,505	-	-	-		9,505
Provisions	411	-	-	-		411
Derivative warrant liabilities	-	50,340	-	(50,340)	G	-
Deferred underwriting commissions	-	10,873	-	(10,873)	D	-
Common stock subject to possible redemptions	-	-	247,321	(200,867)	A	-
				50,340	G
				(96,794)	H
Non-current liabilities	9,943	61,213	247,321	(308,534)		9,943

Accounts payable	-	109	(109)	-		-
Accrued expenses	-	65	(65)	-		-
Other financial liabilities	21	-	-	-		21
Lease liabilities	1,613	-	-	-		1,613
Provisions	80	-	-	-		80
Income tax payable	43	-	-	-		43
Convertible loans	99,235	-	-	-		99,235
Trade and other payables	11,092	-	109	403	E	11,604
Other non-financial liabilities	5,197	-	65	-		5,262
Current liabilities	117,281	174	-	403		117,858

TOTAL EQUITY AND LIABILITIES	€184,946	€312,802	€-	€102,451		€600,199

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Year Ended December 31, 2020
(In thousands, except share and per share data)

	Year Ended December 31, 2020	For the Period from August 7, 2020 (inception) through December 31, 2020				Year Ended December 31, 2020
	Lilium (IFRS, Historical)	Qell (US GAAP, Restated, As Converted)	IFRS Policy and Presentation Alignment (Note 2)	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	€97	€-	€-	€-		€97
Cost of sales	(10)	-	-	-		(10)
Gross Profit	87	-	-	-		87
Research and development expenses	(90,345)	-	-	-		(90,345)
General and administrative expenses	(35,406)	(289)	(25)	(29,193)	BB	(179,034)
				(9,020)	CC
				25	DD
				(105,126)	EE
Administrative fee - related party	-	(25)	25	-		-
Selling expenses	(15,272)	-	-	-		(15,272)
Other income	2,346	-	-	-		2,346
Change in fair value of derivative warrant liabilities	-	(28,365)	-	28,365	FF	-
Offering costs - derivative warrant liabilities	-	(841)	-	841	FF	-
Income earned on investments in Trust Account	-	67	-	(67)	AA	-
Other expenses	(130)	-	-	-		(130)
Operating loss	(138,720)	(29,453)	-	(114,175)		(282,348)
Finance income	80	-	-	-		80
Finance expenses	(49,741)	-	-	-		(49,741)
Financial result	(49,661)	-	-	-		(49,661)
Loss before income tax	(188,381)	(29,453)	-	(114,175)		(332,009)
Income tax expense	(46)	-	-	-	-	(46)
Net loss for the period	(188,427)	(29,453)	-	(114,175)		(332,055)

Pro forma weighted average common shares outstanding - basic and diluted						285,282,977
Pro forma net loss per share - basic and diluted						€(1.16)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.            Basis of Presentation

The unaudited pro forma condensed combined statement of financial position as of December 31, 2020 assumes that the Business Combination occurred on December 31, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 presents pro forma effect to the Business Combination as if it had been completed on January 1, 2020. These periods are presented on the basis that Lilium GmbH is the accounting acquirer.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•	Lilium GmbH’s audited consolidated statement of financial position as of December 31, 2020 and the related notes for the period ended December 31, 2020, which is incorporated by reference; and

•	Qell’s audited statement of financial position as of December 31, 2020 and the related notes for the period ended December 31, 2020, which is incorporated by reference.

The unaudited pro forma condensed combined statement of operations for the period ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•	Lilium GmbH’s audited consolidated statement of operations for the twelve months ended December 31, 2020 and the related notes, which is incorporated by reference; and

•	Qell’s audited statement of operations for the period from August 7, 2020 (inception) to December 31, 2020 and the related notes, which is incorporated by reference.

The historical financial statements of Lilium GmbH have been prepared in accordance with IFRS as issued by the IASB and in its presentation and reporting currency of the Euro (€). The historical financial statements of Qell have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) in its presentation and reporting currency of United States dollars ($). The financial statements of Qell have been translated into Euros for the purposes of presentation in the unaudited pro forma condensed combined financial information (“As Converted”) using the following exchange rates:

•	at the period end exchange rate as of December 31, 2020 of $1.00 to €0.8186 for the statement of financial position; and

•	the average exchange rate for the period from August 7, 2020 (inception) through December 31, 2020 of $1.00 to €0.8416 for the statement of operations for the period ending on that date.

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of Lilium after giving effect to the Business Combination. Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. The Company believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Lilium GmbH and Qell.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as based on the statutory rate in effect for the historical periods presented. The Company believes this unaudited pro forma condensed combined financial information to not be meaningful given the combined entity incurred significant losses during the historical period presented due to having not yet launched its air mobility service.

2.            IFRS Policy and Presentation Alignment

The historical financial information of Qell has been adjusted to give effect to the differences between US GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. The only adjustment required to convert Qell’s financial statements from US GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information was to reclassify Qell’s common stock subject to redemption to non-current financial liabilities under IFRS.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align Qell’s historical financial information in accordance with the presentation of Lilium GmbH’s historical financial information.

3.            Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of financial position as of December 31, 2020 are as follows:

(A)	Reflects the actual redemption of 24,527,594 shares for aggregate redemption payments of €200.9 million at a redemption price of approximately $10.00 per share based on the investments held in the Trust Account at Closing of $379.6 million.

(B)

Reflects the liquidation and reclassification of €109.9 million of investments held in the Qell Trust Account to cash and cash equivalents, after recording actual redemptions as described in note (A), that becomes available following the Business Combination.

(C)	Represents the proceeds of €368.4 million from the issuance and sale of 45,000,000 shares of Lilium ordinary shares at $10.00 per share in the PIPE Investment pursuant to the terms of the Subscription Agreement.

(D)	Reflects the settlement of €10.9 million in deferred underwriting commissions.

(E)

Represents transaction costs incurred by Qell and Lilium GmbH of €23.1 million and €34.3 million, respectively, for advisory, banking, printing, legal, and accounting fees incurred as part of the Business Combination.

For the Qell transaction costs, none of these fees have been accrued as of the pro forma balance sheet date. €4.5 million represent equity issuance costs capitalized in share premium related to the PIPE Financing. The remaining amount of €18.6 million is reflected as an adjustment to accumulated loss, of which $15.3 million was paid at Closing and €3.3 million was deferred and is reflected in the unaudited pro forma statement of financial position in Trade and other payables. These costs have been excluded from the unaudited pro forma condensed combined statement of operations. The Qell transaction costs exclude the deferred underwriting commissions as described in (D) above.

For the Lilium GmbH transaction costs, €2.9 million of these fees have been accrued as of the pro forma balance sheet date. €2.2 million represents equity issuance costs capitalized in share premium. The remaining amount of €29.2 million is included as an expense through accumulated loss and is reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 as discussed in (BB) below.

The following tables summarize the abovementioned transaction costs and the related treatment within the unaudited pro forma condensed combined financial information.

Qell transaction costs	Transaction accounting adjustment	Amounts
		(in thousands)
PIPE Financing fees	(E)	€4,519
Transaction costs not eligible for capitalization (1)	(E), (I), (M), (EE)	18,617
Total Qell transaction costs		€23,136

(1)	Consistent with the accounting for a capital raising transaction by Lilium GmbH, such costs are excluded from the unaudited pro forma condensed combined statement of operations, but are reflected as a reduction of the net assets of Qell when calculating the IFRS 2 expense.

Lilium GmbH transaction costs	Transaction accounting adjustments	Amounts
		(in thousands)
Capitalized equity issuance costs (2)	(E)	€2,252
Transaction costs not eligible for capitalization	(E), (BB)	29,193
Transaction costs accrued/expensed in fiscal 2020	(E)	2,872
Total Lilium GmbH transaction costs		€34,317

(2)	Direct and incremental Lilium GmbH transaction costs were allocated based on costs related to Lilium shares issued to Qell public shareholders including Sponsor, and costs related to Lilium shares issued to Lilium GmbH shareholders. Amounts allocated to Qell public shareholders including Sponsor were capitalized and offset against the proceeds raised in the unaudited pro forma condensed combined statement of financial position, while amounts allocated to Lilium GmbH shareholders were expensed in the unaudited pro forma condensed combined statement of operations

(F)	Reflects 1,172,918 Lilium Class A Shares to be issued to certain Lilium GmbH executives based on a percentage of proceeds raised through the consummation of the Business Combination, and the related estimated compensation cost as discussed in (CC) below.

(G)	Reflects the recognition of Qell’s public and private placement warrants as equity instruments upon consummation of the Business Combination.
(H)	Represents the reclassification of the redeemable ordinary shares.

(I)	Reflects the elimination of Qell’s historical accumulated deficit after recording the transaction costs to be incurred by Qell as described in note (E).

(J)	Represents the forfeiture of 1,828,945 Qell Class B Shares pursuant to the Sponsor Support Agreement.

(K)	Represents the exchange of 13,422,406 Qell Class A Shares and 7,658,555 Qell Class B Shares into 21,080,961 Lilium Class A Shares.

(L)	Represents the Company Share Exchange of 76,314 shares of Lilium GmbH equity into 218,029,098 Lilium Shares, which includes 193,616,033 Lilium Class A Shares and 24,413,065 Lilium Class B Shares. The number of Lilium Class A Shares does not include the shares issued to certain Lilium GmbH executives as discussed in (F) above.

(M)

Represents the expense recognized, in accordance with IFRS 2, for the excess of the fair value of Lilium shares issued and the fair value of Qell’s identifiable net assets at the date of the Business Combination, resulting in a €105.1 million increase to accumulated loss. The fair value of shares issued was determined based on a market price of $9.41 per share and $1.55 per warrant as of Closing Date.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 are as follows:

(AA)	Represents the elimination of interest income generated from the Trust Account for the period from August 7, 2020 (inception) through December 31, 2020.

(BB)	Reflects the transaction costs of €29.2 million expensed and incurred by Lilium GmbH as part of the Business Combination, as described in (E). The remaining transaction costs expensed of €2.9 million are included in the historical income statement of Lilium GmbH for the year ended December 31, 2020. These costs are a nonrecurring item.

(CC)	Reflects the compensation cost of €9.0 million related to equity issued to certain Lilium GmbH executives in connection with the Business Combination, as described in note (F).

(DD)	Represents pro forma adjustment to eliminate historical expenses related to Qell’s office space, utilities, and secretarial and administrative services pursuant to the Administrative Services Agreement, which will terminate upon the consummation of the Business Combination.

(EE)

Represents €105.1 million of expense recognized in accordance with IFRS 2, for the difference between the fair value of Lilium shares issued and the fair value of Qell’s identifiable net assets, as described in (M). This cost is a nonrecurring item.

(FF)

Reflects pro forma adjustment to eliminate change in fair value of derivative warrant liabilities as a result of the recognition of Qell’s public and private placement warrants as equity instruments upon consummation of the Business Combination, as described in (G).

4.            Net Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and related transactions, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented. Basic and diluted loss per share for Lilium Class A Shares and Lilium Class B Shares are the same, as each class of common stock is entitled to the same dividend participation rights and economic terms.

The unaudited pro forma condensed combined financial information has been prepared using the actual redemption of Qell’s public shares:

For the Year Ended December 31, 2020
(in thousands, except share and per share data)
Pro forma net loss	€(332,055)
Weighted average shares outstanding - basic and diluted	285,282,977
Net loss per share - basic and diluted (1)	€(1.16)

Weighted average shares outstanding – basic and diluted:
Lilium GmbH shareholders (2)	219,202,016
Qell public shareholders	13,422,406
Qell sponsor (3)	7,658,555
PIPE Investors	45,000,000
Total	285,282,977

(1)    For the purpose of calculating diluted loss per share, it was assumed that all Qell Public Warrants sold in the Qell IPO and the Private Placement Warrants are exchanged for Lilium Class A Shares. However, since this results in anti-dilution, the effect of such exchange was not included in the calculation of diluted loss per share.

(2)    Includes 1,172,918 Lilium Class A Shares to be issued to certain Lilium GmbH Executives in connection with the consummation of the Business Combination.

(3)   The pro forma basic and diluted shares of Sponsor includes 3,063,422 of Lilium Shares acquired by the Sponsor in connection with the Merger, which it has agreed to subject to certain time and performance vesting provisions.